UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       Grubb & Ellis Realty Advisors, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    400096103
                                -----------------
                                 (CUSIP Number)

                                December 31, 2006
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [ ]Rule 13d-1(c)

         [ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

CUSIP No. 400096103                                 13G
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1) NAMES OF REPORTING PERSONS                           JGD Management Corp.

   IRS IDENTIFICATION NO. OF
ABOVE PERSONS (ENTITIES ONLY)                           EIN:  13-3633324
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                        (a) [ ]
                                                        (b) [X]
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3) SEC USE ONLY
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4) CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware
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NUMBER OF             5)  SOLE VOTING POWER             1,905,900
SHARES                ----------------------------------------------------------
BENEFICIALLY          6)  SHARED VOTING POWER           -0-
OWNED BY              ----------------------------------------------------------
EACH                  7)  SOLE DISPOSITIVE POWER        1,905,900
REPORTING             ----------------------------------------------------------
PERSON WITH           8) SHARED DISPOSITIVE POWER       -0-
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9) AGGREGATE AMOUNT BENEFICIALLY OWNED                  1,905,900
    BY EACH REPORTING PERSON
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10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                   [ ]
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11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    Approximately 6.1%
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12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)         CO
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                                Page 2 of 6 Pages

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Item 1(a).            Name of Issuer:   Grubb & Ellis Realty Advisors, Inc.
--------------------------------------------------------------------------------
Item 1(b).            Address of Issuer's Principal Executive Offices:

                      500 West Monroe Street, Suite 2800
                      Chicago, Illinois  60661
--------------------------------------------------------------------------------
Item 2(a).            Name of Person Filing:

                      This Schedule is being filed by JGD Management Corp. ("JGD"), a Delaware corporation, with respect to 1,905,900 shares of Common Stock (which consist of (i) 635,300 shares of Common Stock and (ii) warrants to purchase 1,270,600 shares of Common Stock) directly owned by York Investment Limited ("York Investment"), a corporation of the Commonwealth of The Bahamas.

                      The manager of York Investment has delegated certain management and administrative duties of such fund to JGD. Accordingly, JGD may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule.
--------------------------------------------------------------------------------
Item 2(b).            Address of Principal Business Office or, if None,
                      Residence:

                      The principal business office address of JGD is:

                      c/o York Capital Management
                      767 Fifth Avenue
                      17th Floor
                      New York, New York 10153
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Item 2(c).            Citizenship:

                      The place of organization of JGD is Delaware.
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Item 2(d).            Title of Class of Securities:             Common Stock
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Item 2(e).            CUSIP Number:                             400096103
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Item 3.               If this statement is filed pursuant to Rules  13d-1(b),
                      or 13d-2(b) or (c), check whether the person filing is a:

            (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
            (b)   [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).
            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                                Page 3 of 6 Pages

            (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
            (e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
            (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
            (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
            (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j)   [ ] Group, in accordance with ss.240.13d-1 (b)(1)(ii)(J).

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Item 4.               Ownership.

                      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)   Amount beneficially owned: 1,905,900

            (b)   Percent of class: 6.1%

            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote 1,905,900

                  (ii)  Shared power to vote or to direct the vote -0-

                  (iii) Sole power to dispose or to direct the disposition of
                        1,905,900

                  (iv) Shared power to dispose or to direct the disposition of -0-

-------------
         The number of shares beneficially owned and the percentage of outstanding shares represented thereby for JGD have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on an aggregate of 31,105,003 shares of Common Stock, which consists of (i) 29,834,403 shares of Common Stock outstanding as of November 10, 2006, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006, and (ii) the number of shares of Common Stock issuable to JGD if JGD were to exercise all of its warrants to purchase shares of Common Stock.

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                                Page 4 of 6 Pages

Item 5.               Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
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Item 6.               Ownership of More than Five Percent on Behalf of Another
                      Person.

                      The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this statement as beneficially owned by JGD is held by York Investment, which is the advisory client of JGD. JGD itself disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.
--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                      Not Applicable.
--------------------------------------------------------------------------------
Item 8.               Identification and Classification of Members of the Group.

                      Not Applicable.
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Item 9.               Notice of Dissolution of Group.

                      Not Applicable.
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                                Page 5 of 6 Pages

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Item 10.              Certification.

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  February 14, 2007
                                               JGD MANAGEMENT CORP.


                                               By:    /s/ Adam J. Semler
                                                   -----------------------------
                                               Adam J. Semler
                                               Chief Financial Officer

                                Page 6 of 6 Pages